

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 9, 2016

Via E-mail
Mark A. McFatridge
President and Chief Executive Officer
Bear State Financial, Inc.
900 South Shackleford Rd., Suite 401
Little Rock, AR 72211

> **Re: Bear State Financial, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 22, 2016**
> **File No. 333-212622**

Dear Mr. McFatridge:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the reference in footnote (1) of your fee table to the sale of securities in "units" comprised of other securities being registered thereunder. Please confirm, if true, that these units are the same securities as the "stock purchase units" described on page 22. Alternatively, if the units and stock purchase units are separate securities, please include the stock purchase units in your fee table and identify the stock purchase units on your cover page, revise your prospectus to describe the units as required by Item 202 of Regulation S-K and direct counsel to revise its legal opinion to cover the units.

2.   Please explain the references to "hybrid securities" in your prospectus. Please either remove these references from your prospectus or include these hybrid securities in your

fee table and describe them in your prospectus as required by Item 202 of Regulation S-K.

Description of Debt Securities

Terms Specified in Prospectus Supplement, page 8

3.   We note your disclosure in the eleventh bullet that your debt securities may convert into or exchange for the securities of other entities. Please explain in detail the exemption or exemptions from registration under the Securities Act of 1933, as amended, that you will be relying on for the sale of these securities or else register the securities of these other entities, identify the other entities in your prospectus and explain to us how each issuer is eligible to issue securities on this form.

Exhibit Index

Exhibit 5.1

4.   We note that the Senior and Subordinated Indentures attached as Exhibits 4.1 and 4.2 are drafted to be governed by New York law. Please direct counsel to revise its legal opinion to delete its assumption that the Senior Indenture and Subordinated Indenture will be governed by the laws of the State of New York since this appears to be a matter of fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any questions.

                                        Sincerely,

                                        /s/ Erin E. Martin

                                        Erin E. Martin
                                        Special Counsel
                                        Office of Financial Services

cc: Geoffrey D. Neal, Esq.